Exhibit 99.1

NEWS RELEASE
TSX: ELD NYSE: EGO	January 21, 2019

Eldorado Gold Announces Q4 and Full Year 2018 Production and Cash Costs

VANCOUVER, BC – Eldorado Gold Corporation, (“Eldorado” or “the Company”) today announces the Company’s fourth quarter and full year 2018 production results and preliminary cash costs. The Company will provide its full year 2019 guidance in conjunction with its 2018 Year End Results.

Highlights

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Solid full year gold production of 349,147 ounces of gold (2017: 292,971 ounces) including pre-commercial production from Lamaque; exceeded original 2018 production guidance of 290,000–333,000 ounces of gold.

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Strong fourth quarter gold production of 75,877 ounces of gold (Q4 2017: 84,054 ounces) including pre-commercial production from Lamaque.

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Full year cash operating costs expected to be $621 per ounce of gold sold1 (2017: $509 per ounce sold), in-line with revised guidance of $600-$650 per ounce sold.

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All in sustaining costs (AISC) expected to be $990 per ounce sold for the full year (2017: $922 per ounce sold).

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Continued solid financial liquidity. Closed the year with total liquidity of approximately $543 million, including $293 million in cash, cash equivalents and term deposits, and $250 million in undrawn line of credit.

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Lamaque commissioning underway. Commercial production on track to be declared in the first quarter of 2019. Commissioning of the Sigma Mill proceeded ahead of schedule with the first gold pour achieved in December 2018.

“In 2018, Eldorado successfully met its overall production goals, which included two upward revisions to production guidance.  These positive results reflect solid execution by the team and better-than-expected leach pad production at Kisladag.  In addition, underground mine development and refurbishment of the Sigma Mill at Lamaque proceeded according to plan and we expect to commence commercial production at Lamaque in the first quarter of 2019,” stated George Burns, Eldorado's President and CEO.

“The Olympias team made good progress addressing challenges relating to the blending of the ore feed to the mill and start-up of the newly installed paste plant. Ore feed blending impacted metallurgical performance and contributed to lower second half production and higher costs. With better control of the blend anticipated, we expect 2019 to be a better year for both mining and processing at Olympias.

Overall, our progress through the year has been substantial as we continue to make decisions about our portfolio to create maximum value.”

 Throughout this press release we use cash operating cost per ounce sold, total operating cost per ounce sold and all-in sustaining cost per ounce sold, which are non-IFRS measures. Please see the Company’s September 30, 2018 MD&A filed on SEDAR at www.sedar.com for an explanation and discussion of these non-IFRS measures. All dollar amounts in US$, unless stated otherwise.

Gold Operations Results

	Q4 2018	Q4 2017	Q3 2018	2018	2017
Total
Production (oz)	75,887	84,054	84,783	349,147	292,971
Cash Operating Cost – C1 ($/oz sold)	605	577	754	621	509
Total Operating Cost – C2 ($/oz sold)	645	603	762	646	534
AISC ($/oz)	1,180	1,104	1,112	990	922
Kisladag
Production (oz)	28,196	44,356	34,070	172,009	171,358
Cash Operating Cost – C1 ($/oz sold)	547	604	890	662	500
Total Operating Cost – C2 ($/oz sold)	586	626	892	683	522
Non-cash Inventory Costs ($/oz sold)a	188	-	619	308	-
Sustaining Capex ($ million)	4.2	11.4	3.3	18.0	27.9
Efemcukuru
Production (oz)	23,544	25,463	24,493	95,038	96,080
Cash Operating Cost – C1 ($/oz sold)	535	525	456	511	524
Total Operating Cost – C2 ($/oz sold)	582	559	471	540	556
Sustaining Capex ($ million)	9.1	13.1	5.7	24.0	28.9
Olympias
Production (oz)	8,101	7,174b	12,790	46,750	18,472b
Cash Operating Cost – C1 ($/oz sold)	1,070	n/a	1,058	730	n/a
Total Operating Cost – C2 ($/oz sold)	1,092	n/a	1,071	759	n/a
Sustaining Capex ($ million)	3.9	n/a	3.1	12.0	n/a
Lamaque
Production (oz)	16,046b	7,061b	13,430b	35,350b	7,061b
Cash Operating Cost – C1 ($/oz sold)	n/a	n/a	n/a	n/a	n/a
Total Operating Cost – C2 ($/oz sold)	n/a	n/a	n/a	n/a	n/a
Sustaining Capex ($ million)	n/a	n/a	n/a	n/a	n/a
a Allocates the costs of the heap leach inventory over the estimated remaining ounces
b Pre-commercial production

About Eldorado Gold

Eldorado is a gold and base metals producer with mining, development and exploration operations in Turkey, Canada, Greece, Romania, Serbia, and Brazil.  The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities.  Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contacts

Investor Relations
Peter Lekich, Manager Investor Relations
604.687.4018 or 1.888.353.8166 peter.lekich@eldoradogold.com

Media
Louise Burgess, Director Communications & Government Relations
604.687.4018 or 1.888.353.8166 louiseb@eldoradogold.com

Cautionary Note about Forward-looking Statements and Information

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements or information herein include, but are not limited, to statements or information with respect to the Company’s 2018 production results and preliminary cash operating costs per ounce sold, total operating cost per ounce sold, and all-in sustaining costs per ounce sold, anticipated commercial production at Lamaque, and anticipated results for 2019 for Olympias.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. We have made certain assumptions about the forward-looking statements and information, including assumptions about anticipated costs and expenses; production, mineral reserves and resources and metallurgical recoveries; the geopolitical, economic, permitting and legal climate we operate it; the future price of gold and other commodities; exchange rates; the impact of acquisitions, dispositions, suspension or delays on our business and the ability to achieve our goals. In particular, except where otherwise noted, we have assumed a continuation of existing business on substantially the same basis as exists at the time of this release. .

Although our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statements or information will prove to be accurate. Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others, the following: geopolitical and economic climate (global and local); risks related to mineral tenure and permits; gold and other commodity price volatility; recoveries of gold and other metals; risks regarding potential and pending litigation and arbitration proceedings relating to the Company’s business, properties and operations; expected impact on reserves and the carrying value; mining operational and development risks; foreign country operational risks; risks of sovereign investments; regulatory and environment and restrictions; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; additional funding requirements; currency fluctuations; litigation risks; community and non-governmental organization actions; dilution; share price volatility; competition; loss of key employees; and defective title to minerals claims or property; as well as those factors discussed in the sections entitled “Forward-Looking Statements” and "Risk Factors" in the Company's Annual Information Form & Form 40-F dated March 29, 2018.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

All forward looking statements and information contained in this News Release are qualified by this cautionary statement.

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